SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                      PharmaKinetics Laboratories, Inc.
--------------------------------------------------------------------------------

                             (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share

--------------------------------------------------------------------------------

                    (Title of Class of Securities)

                              717131 10 6
                     -----------------------------

                            (CUSIP Number)

                           Leslie B. Daniels
                          CAI Advisors & Co.
                      767 Fifth Avenue, 5th Floor
                          New York, NY 10153
                            (212) 319-2525
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                          and Communications)

                           December 23, 1997
                    ----------------------------

         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.| | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CAI Advisors & Co.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           n\a
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Quebec, Canada
                                                           7 SOLE VOTING POWER
                                                             0
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      0**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         0%**
     14  TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aster-Cephac S.A.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                     (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          n\a
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         France
                                                           7 SOLE VOTING POWER
                                                             0
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      0**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         0%**
     14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aster S.A.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           France
                                                           7 SOLE VOTING POWER
                                                             2,916,600
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      2,916,600**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,916,600**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         13.5%**
     14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Leslie B. Daniels
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                                           7 SOLE VOTING POWER
                                                             1,818,016
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,818,016**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,818,016**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         8.4% **
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard J. Schmeelk
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
                                                           7 SOLE VOTING POWER
                                                             1,818,016
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,818,016**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,818,016**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         8.4%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter M. Gottsegen
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                                           7 SOLE VOTING POWER
                                                             1,818,016
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      1,818,016**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,818.016**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         8.4%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Peter G. Restler
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           AF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                                                           7 SOLE VOTING POWER
                                                             437,490
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      437,490**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         437,490**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         2.0%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GES Investments S.A.
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          WC
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Belgium
                                                           7 SOLE VOTING POWER
                                                             291,660
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      291,660**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         291,660**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         1.3%**
     14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David von Kauffmann
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
           PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
           France
                                                           7 SOLE VOTING POWER
                                                             291,660
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      291,660**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         291,660**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
         PERCENT OF CLASS REPRESENTED
     13  BY AMOUNT IN ROW (11)
         1.3%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                                  SCHEDULE 13D

CUSIP No. 717131 10 6


      1  NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Manfred Yu
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                       (b) |_|
      3  SEC USE ONLY
      4  SOURCE OF FUNDS*
          PF
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
                                                           7 SOLE VOTING POWER
                                                             87,490
                      NUMBER OF
                       SHARES
                    BENEFICIALLY
                    OWNED BY EACH
                     REPORTING
                    PERSON WITH

                                                   8  SHARED VOTING POWER
                                                      0
                                                   9  SOLE DISPOSITIVE POWER
                                                      87,490**
                                                  10  SHARED DISPOSITIVE POWER
                                                      0**
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         87,490**
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               |_|
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         0.4%**
     14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
                 "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

Item 1.  Security and Issuer.

         This Statement relates to 9,478,948 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics Laboratories, Inc., a Maryland corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2. Identity and Background.

         CAI Advisors & Co. ("CAI") and Aster-Cephac S.A. ("Aster-Cephac") (together, the "Original Reporting Persons") filed the Schedule 13D (the "Schedule 13D") on November 13, 1997 and filed Amendment No. 1 to the Schedule 13D ("Amendment No. 1") on December 15, 1997. The information required by Item 2 as to the Original Reporting Persons is included in the Schedule 13D. This Amendment No. 2 to the Schedule 13D is filed by the Original Reporting Persons together with Leslie B. Daniels ("Daniels"), Richard J. Schmeelk ("Schmeelk"), Peter M. Gottsegen ("Gottsegen"), Peter G. Restler ("Restler"), GES Investments S.A. ("GES"), David von Kauffmann ("Kauffmann"), and Manfred Yu ("Yu") (Aster, Daniels, Schmeelk, Gottsegen, Restler, GES, Kauffmann, and Yu, collectively, the "Assignees," and the Original Reporting Persons and the Assignees, collectively, the "Reporting Persons") to reflect the assignment of rights to purchase the securities of the Company, as described in Item 4 of this Amendment No. 2.

         Aster is a French corporation and is wholly owned by Aster-Cephac, which is in turn controlled by CAI. Aster's principal executive offices located at 3 et 5 rue Eugene Millon, 75015 Paris, France. Aster is a contract research organization serving the pharmaceutical industry. A list of the executive officers and directors of Aster is attached as Schedule 1.

         Daniels is a citizen of the United  States whose  business  address is:
CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153. Daniels is a managing partner of CAI.

         Schmeelk is an individual citizen of the United States whose business address is: CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153. Schmeelk is a managing partner of CAI.

         Gottsegen is a citizen of the United States whose business  address is:
CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153. Gottsegen is a managing partner of CAI.

         Restler is a citizen of the United States whose business address is CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153. Restler is a managing partner of CAI.

         GES is a Belgian corporation, affiliated with Aster and Aster-Cephac, having its principal executive offices at Avenue Delleur 18, 1170 Brussels, Belgium. GES is an investment fund making investments in the pharmaceutical and related industries. The sole director and President of GES is Mr. Jean Jacques, a French citizen whose business address for purposes of GES is: 13 Avenue de Mercure1180 Uccle, Belgium.

         Kauffmann is a citizen of France whose business address is: CAI Capital Corporation, 46 rue Paul Valery, 75016 Paris, France. Kauffmann is a director of Aster-Cephac and Aster.

         Yu is a citizen of the United States whose business address is: CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York, 10153. Yu is a partner of CAI.

         During the last five years, no Reporting Person nor any partner, executive officer or director of any Reporting Person, to the knowledge of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information with respect to a particular Reporting Person contained in this Amendment No. 2 is given solely by such Reporting Person and the other Reporting Persons have no responsibility for the accuracy or completeness of information supplied by such Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

         The source of funds used to purchase the securities will consist of working capital or personal funds of the Reporting Persons, except that the source of funds used by Restler to purchase the securities is loans of $50,000 made by each of Daniels, Schmeelk, and Gottsegen for the purpose of funding such a purchase. The aggregate amount of funds required to purchase the Shares and Warrants (as those terms are defined in Item 4) being acquired by the Reporting Persons is $3,249,999. The aggregate exercise price of the Warrants being acquired by the Reporting Persons is $4,874,997.60.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of securities of the Company by the Reporting Persons is for investment and to facilitate a strategic partnership between Aster-Cephac and the Company. Except as discussed in this Item 4, no Reporting Person currently has any plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

         On December 4, 1997, CAI, Aster-Cephac, which is controlled by CAI, and the Company entered into a Preferred Share and Warrant Purchase Agreement (such agreement, along with the schedules thereto, the "Purchase Agreement") pursuant to which CAI and Aster-Cephac agreed to purchase an aggregate of 833,300 shares of the Company's Class A Convertible Preferred Stock convertible into 8,333,000 shares of Common Stock (the "Shares") and warrants to purchase an aggregate of 6,250,000 shares of Common Stock at an exercise price of $1.20 per share (the "Warrants"). Under the Purchase Agreement, CAI was obligated to purchase 666,640 Shares and Warrants to purchase 5,000,000 shares of Common Stock, and Aster-Cephac was obligated to purchase 166,660 Shares and Warrants to purchase 1,250,000 shares of Common Stock. The terms of the Purchase Agreement are described under Item No. 4 of Amendment No. 1.

         Pursuant to the terms of the Purchase Agreement, CAI and Aster-Cephac assigned their rights to purchase the Shares and the Warrants to the Assignees and to certain other entities and individuals not affiliated with CAI, Aster-Cephac or the Assignees. The Reporting Persons are filing this Amendment No. 2 to reflect the assignment of such rights. The assignment agreements (the "Assignment Agreements") pursuant to which CAI and Aster-Cephac, respectively, assigned their rights under the Purchase Agreement are filed as exhibits to this Amendment No. 2.

Item 5. Interest in Securities of the Company.

         In accordance with Rules 13d-3(d)(1)(i) and 13d-5(b)(1) under the Securities Act of 1933, as amended, the Reporting Persons may be deemed to beneficially own an aggregate of 9,478,948 shares of Common Stock, or approximately 43.7% of the Company's outstanding Common Stock. The Reporting Persons have the right to acquire 5,416,450 shares of Common Stock, or approximately 25.0% of the Company's outstanding Common Stock, based upon their ownership of the Shares, and the right to acquire 4,062,498 shares of Common Stock, or approximately 18.7% of the Company's outstanding Common Stock, based upon their ownership of the Warrants.

         Having assigned their rights to acquire Shares and Warrants, CAI and Aster-Cephac will not have voting or dispositive power with respect to any shares of Common Stock. Aster will have sole voting and dispositive power with respect to 2,916,600 shares of Common Stock, or approximately 13.5% of the Company's outstanding Common Stock. Daniels will have sole voting and dispositive power with respect to 1,818,016 shares of Common Stock, or approximately 8.4% of the Company's outstanding Common Stock. Schmeelk will have sole voting and dispositive power with respect to 1,818,016 shares of Common Stock, or approximately 8.4% of the Company's outstanding Common Stock. Gottsegen will have sole voting and dispositive power with respect to 1,818,016 shares of Common Stock, or approximately 8.4% of the Company's outstanding Common Stock. Restler will have sole voting and dispositive power with respect to 437,490 shares of Common Stock, or approximately 2.0% of the Company's outstanding Common Stock. GES will have sole voting and dispositive power with respect to 291,660 shares of Common Stock, or approximately 1.3% of the Company's outstanding Common Stock. Kauffmann will have sole voting and dispositive power with respect to 291,660 shares of Common Stock, or approximately 1.3% of the Company's outstanding Common Stock. Yu will have sole voting and dispositive power with respect to 87,490 shares of Common Stock, or approximately 0.4% of the Company's outstanding Common Stock.

         No Reporting Person nor any partner, executive officer or director of any Reporting Person, to the knowledge of any Reporting Person, had purchased any of the Company's securities during the past sixty days.

tem 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         None except as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

         The Assignment Agreements and a Joint Filing Agreement are filed as exhibits to this Amendment No. 2.


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 8, 1998

                                      /s/ LESLIE B. DANIELS
                                          Leslie B. Daniels

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


                                   SCHEDULE 1


                 DIRECTORS AND EXECUTIVE OFFICERS OF ASTER S.A.


NAME                              ADDRESS                          CITIZENSHIP

Mr. Jean Jacques Thebault         Aster o  Cephac                  French
                                  3 et 5 rue Eugene Millon
                                  75015 Paris France

Mr. David von Kauffmann           CAI Capital Corporation          French
                                  46 rue Paul Valery
                                  75016 Paris France

Ms. Sylvie Baudet Plazolles       Aster o  Cephac                  French
                                  3 et 5 rue Eugene Millon
                                  75015 Paris France



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